Exhibit 99.1

(NASDAQ: ZKIN)

ZK INTERNATIONAL GROUP CO., LTD. UTILIZES SOCIAL MEDIA CHANNELS TO INCREASE COMMUNICATION INITIATIVES

WENZHOU, CHINA – October 3, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN)  (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to announce the launch of social media channels to increase its communication initiatives across various platforms including Facebook, Twitter, YouTube, and on Weibo. The Company has ISO9001, ISO1401, and Global Manufacturing Certifications and has supplied stainless steel pipelines for over 2,000 projects including the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics.

“Social media has redefined the category of news dissemination.  It is vital in today’s evolving global marketplace to be highly visible across social media platforms such as Facebook, Twitter, YouTube and Weibo.  It provides our current and potential customers, shareholders and potential investors, employees and business development partners, instant guidance on how our company is progressing. Social media allows us to enhance and engage users with corporate posts and updates in conjunction with press releases and SEC filings. We look forward to keeping everyone current and up-to-date with real-time information on the advancement of ZKIN,” stated Mr. Huang, Chairman of ZK International.

ZKIN International along with traditional channels is pleased to be available on:

Facebook: https://www.facebook.com/ZKINTERNATIONAL/
Twitter: https://twitter.com/ZKIN_CleanWater

YouTube: https://www.youtube.com/channel/UCdXBTSoR5ISnQjY78y44SvQ

Weibo: http://weibo.com/zkinternational

Social Media is vital in information dissemination, with Facebook having over 1 billion monthly users, Twitter having 321 million monthly users, YouTube having over 1 billion monthly users and Weibo having over 340 million monthly users; and growing. ZK International will optimize its news and progress to potentially reach over 2.6 billion monthly users worldwide.

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com.

Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo.

For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com